UNDERWRITING AGREEMENT

September 15, 2003

NovaGold Resources Inc.
P.O. Box 49215, Four Bentall Centre
34th Floor, 1055 Dunsmuir Street
Vancouver, B.C. V7X 1K8

Attention:         Mr. Rick Van Nieuwenhuyse, President and Chief Executive Officer

Dear Sirs:

Re: $25 million Offering of Units

                    Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc. (collectively, the “Underwriters”) understand that NovaGold Resources Inc. (the “Corporation”) proposes to issue and sell 5,000,000 units (“Units”) of the Corporation at a purchase price of $5.00 per Unit (the “Purchased Units”). Each Unit is comprised of one Common Share and one-half of one Common Share Purchase Warrant (as those terms are defined below). Each whole Common Share Purchase Warrant shall entitle the holder thereof to purchase one Warrant Share (as defined below) of the Corporation at a price of $7.00 at any time during the period commencing on the Closing Date and ending at 4:30 p.m. (Vancouver time) on the Common Share Purchase Warrant Expiry Date (as those terms are defined below).

                    Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the Purchased Units at the Closing Time (as herein defined) in the respective percentages set forth in section 18, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Purchased Units at the purchase price of $5.00 per Unit (as herein defined).

                    The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase from the Corporation, at the Underwriters' election, up to 2,000,000 additional Units (the “Over-Allotment Units”) exercisable, in whole or in part, at any time up to 48 hours prior to the Closing Time for the purpose of covering over-allotments, if any, and for market stabilization purposes. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the number of Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18, and the Corporation hereby agrees to issue and sell such number of Over-Allotment Units to the Underwriters at the purchase price of $5.00 per Unit.

1.	Definitions

In this agreement:

	(a)	“affiliate” or “associate” when used to indicate a relationship with a person or corporation has the same meaning as set forth in the Securities Act (British Columbia);

(b)	“AIF” means the revised initial annual information form of the Corporation dated July 22, 2003;

(c)	“Applicable Securities Laws” means all applicable Canadian securities laws, rules, regulations, notices, rulings, policies and blanket orders in the Qualifying Provinces;

(d)	“auditors” means PricewaterhouseCoopers LLP, chartered accountants, Vancouver, British Columbia;

(e)	“BCSC” means the British Columbia Securities Commission;

(f)	“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Vancouver, British Columbia;

(g)	“Closing Date” means October 1, 2003 or such other date as may be agreed to by the Underwriters and the Corporation, but in any event, prior to October 15, 2003;

(h)	“Closing Time” means 5:30 a.m. (Vancouver time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(i)
“Common Share Purchase Warrant Indenture” means the warrant indenture to be entered into between the Corporation and the Warrant Agent pursuant to which the Common Share Purchase Warrants will be issued;

(j)
“Common Share Purchase Warrant(s)” means the warrants to purchase Shares comprising part of the Units to be issued by the Corporation hereunder and governed by and having the characteristics described in the Common Share Purchase Warrant Indenture;

(k)	“Common Share Purchase Warrant Expiry Date” means 4:30 p.m. (Vancouver time) on the first Business Day which is sixty (60) months following the Closing Date;

(l)
“Contaminants” means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the Environment of which is prohibited, controlled, or regulated under Environmental Laws;

(m)	“Corporation's counsel” means Patterson Palmer or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(n)	“Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)
the audited comparative financial statements and the notes thereto of the Corporation as at and for the periods ended November 30, 2002 and November 30, 2001, together with the auditors’ report thereon;

	(ii)	management’s discussion and analysis as at and for the periods ended November 30, 2002 and November 30, 2001;

	(iii)	the comparative unaudited financial statements of the Corporation for the six month period ended May 31, 2003;

	(iv)	management’s discussion and analysis as at and for the six month period ended May 31, 2003;

	(v)	the AIF; and

(vi)
the management information circular dated as of April 14, 2003 relating to the annual and special general meeting of shareholders of the Corporation held on May 28, 2003, but excluding the information under the headings “Statement of Corporate Governance Practices”, “Report on Executive Compensation” and “Performance Graph”;

(o)
“Environment” means the air (including all layers of atmosphere), land (including soil, sediment deposited on land, fill and lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater, and surface water);

(p)
“Environmental Laws” means all laws relating in any way to the Environment, environmental assessment, health, safety, occupational health and safety, or the presence, use, production, generation, storage, treatment, handling, distribution, labeling, testing, processing, control, transportation or disposal of Contaminants;

(q)
“Environmental Permits” means all material permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate its properties and to conduct its respective business and operations as now conducted or proposed to be conducted;

(r)	“Exchange” means the Toronto Stock Exchange;

(s)
“Financial Statements” means the audited consolidated financial statements of the Corporation as at and for the year ended November 30, 2002, together with the notes thereto and the auditors' report thereon, the audited consolidated financial statements of the Corporation as at and for the year ended November 30, 2001 together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of the Corporation as at and for the six-month period ended May 31, 2003;

(t)
“material adverse effect” or “materially adversely affect”, in respect of a person, means any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, cash flow, income, business, operations or prospects of such person and its subsidiaries, taken as a whole;

(u)
“Material Agreements” means, collectively, the exploration and lode mining lease effective May 1, 1995 between Calista Corporation and Placer Dome U.S. Inc.; the surface use agreement effective June 5, 1995 between the Kuskokwim Corporation and Placer Dome U.S. Inc.; the joint venture arrangement between Placer Dome U.S. Inc. and NovaGold Resources Alaska, Inc. as contemplated by the exploration and development option agreement effective as of July 14, 2001 as amended among NovaGold Resources Inc., NovaGold Resources Alaska, Inc. and Placer Dome U.S. Inc.; the exploration and option agreement dated March 13, 2002 between Golden Glacier, Inc. and NovaGold Resources Alaska, Inc. and the underlying mining leases between Bering Straits Native Corporation and Golden Glacier, Inc. referenced therein; and the option agreement dated July 31, 2003 among QIT-fer et Titane Inc., Hudson Bay Mining and Smelting Co., Limited, SpectrumGold Inc. and Stikine Copper Limited, and such other agreements as may be identified on or before two Business Days prior to the Closing Date by: (i) the Corporation to the Underwriters as being a material agreement; and (ii) the Underwriters, acting reasonably, to the Corporation;

(v)	“Material Subsidiaries” means NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc. and SpectrumGold Inc.;

(w)
“MRRS” means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(x)	“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(y)	“Offered Units” means, collectively, the Purchased Units and the Over-Allotment Units;

(z)
“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated September 16, 2003 and any amendments thereto, in respect of the distribution of the Offered Units, in the English language, including the documents incorporated by reference therein;

(aa)
“Prospectus” means the (final) short form prospectus of the Corporation and any amendments thereto, in respect of the distribution of the Offered Units, in the English language, including the documents incorporated by reference therein;

(bb)	“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus;

(cc)
“Public Record” means all information filed by or on behalf of the Corporation and its predecessor entities with the Securities Commissions, including without limitation, the Documents, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(dd)	“Qualifying Provinces” means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island;

(ee)	“Release” means any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

(ff)	“S&W Report” means the report dated January 1999 prepared by Shannon & Wilson, Inc., entitled “Baseline Environmental Assessment Alaska Gold Properties, Nome Alaska”;

(gg)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(hh)	“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

(ii)	“shareholders” means the holders from time to time of Shares;

(jj)	“Shares” or “Common Shares” means the common shares without par value in the capital of the Corporation;

(kk)	“subsidiaries” has the meaning assigned thereto in the Securities Act (British Columbia) and, in respect of the Corporation, includes the Material Subsidiaries;

(ll)
“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Corporation under the Applicable Securities Laws;

(mm)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

(nn)	“Underwriters' counsel” means Borden Ladner Gervais LLP or such other legal counsel as the Underwriters may appoint;

(oo)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(pp)	“U.S. Memorandum” shall have the meaning set forth in Schedule "A" hereto; and

(qq)	“Warrant Agent” means Computershare Trust Company of Canada; and

(rr)	“Warrant Shares” means the Shares issuable upon the exercise of the Common Share Purchase Warrants;

and “misrepresentation”, “material change” and “material fact” shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and “distribute” has a corresponding meaning.

2.

Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Units, the Corporation agrees to pay the Underwriters at the Closing Time a fee of $0.25 per Purchased Unit for each Purchased Unit purchased (being an aggregate amount of $1,250,000 in respect of the Purchased Units) and a fee of $0.25 per Over-Allotment Unit purchased (being an aggregate amount of $500,000 in respect of the Over-Allotment Units, if the Over-Allotment Option is exercised in full) (collectively, the “Underwriting Fee”). In addition, the Corporation agrees to pay the Underwriters expenses as provided in section 10.

In the event that the Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters.

3.	Qualification for Sale

(a)	The Corporation represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Offered Units.

(b)	The Corporation shall:

	(i)	not later than 5:00 p.m. (Vancouver Time) on September 16, 2003, have:

(A)
prepared and filed the Preliminary Prospectus (in the English language) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the BCSC as the principal regulator; and

		(B)	obtained a preliminary MRRS decision document from the BCSC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province,

(ii)
forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than 5:00 p.m. (Vancouver Time), on September 24, 2003 (or such later date as may be agreed to in writing by the Underwriters), have:

		(A)	prepared and filed the Prospectus (in the English language) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B)
obtained a final MRRS decision document from the BCSC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions, and otherwise fulfilled all legal requirements to enable the Shares and Common Share Purchase Warrants comprising the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iii)
until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Shares and Common Share Purchase Warrants comprising the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Shares and Common Share Purchase Warrants comprising the Offered Units for distribution.

(c)
Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Supplementary Material, the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d)
During the period from the date hereof until completion of the distribution of the Offered Units, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in their sole discretion in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e)
The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Shares and Common Share Purchase Warrants comprising the Offered Units for distribution to the public in the Qualifying Provinces.

4.

Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

	(a)	prior to, or contemporaneously with, as nearly as practicable, the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

		(i)	copies of the Preliminary Prospectus and the Prospectus, in the English language, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

		(ii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b)
as soon as they are available, copies of any Supplementary Material, in the English language, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c)
prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Corporation's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on the Corporation's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in subsections 4(a) and (b) shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the offering and sale of the Offered Units.

5.	Commercial Copies

(a)
The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the second Business Day following the date of the filing of the Preliminary Prospectus or on the Business Day following the date of the filing of the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or such Supplementary Material (in the English language) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b)
The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum or any Supplementary Material as the Underwriters may reasonably request.

6.	Material Change

	(a)	During the period of distribution of the Offered Units, the Corporation will promptly inform the Underwriters and Underwriters' counsel (including in writing) of the full particulars of:

		(i)	any material adverse effect with relation to the Corporation;

		(ii)	any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

		(iii)	the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

			(A)	render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading;

			(B)	result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

			(C)	result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying with the Applicable Securities Laws,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters and Underwriters' counsel of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters and Underwriters' counsel as to whether the occurrence is of such nature.

	(b)	During the period of distribution of the Offered Units, the Corporation shall promptly inform the Underwriters and Underwriters' counsel of the full particulars of:

		(i)	any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)
the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)
the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(c)
The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsections 6(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English language as filed with the Securities Commissions, and opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d)
During the period of distribution of the Offered Units, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

		(i)	any financial statement of the Corporation;

(ii)
any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

		(iii)	any press release of the Corporation,

and provide to the Underwriters, for review by the Underwriters and the Underwriters’ counsel, any draft or final report with respect to the property and assets of the Corporation or its subsidiaries (including, but not limited to, its claims and licenses), the contents of which would be required to be disclosed by Applicable Securities Laws, as soon as practicable following receipt thereof by the Corporation.

7.	Representations, Warranties and Covenants of the Corporation

(a)
Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i)
all of the information and statements (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

		(A)	are at the respective dates of such documents, true and correct in all material respects;

		(B)	contain no misrepresentation; and

		(C)	constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offered Units and each of the securities comprising the Offered Units;

(ii)
the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101; and

(iii)
except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Corporation or its subsidiaries.

(b)	In addition to the representations and warranties contained in subsection 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i)
each of the Corporation and its Material Subsidiaries has been duly incorporated and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite authority and power to carry on its business and to own, lease and operate its properties and assets in each jurisdiction where it carries on such activities including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

	(ii)	other than the Material Subsidiaries, the Corporation does not have any subsidiaries that, in the aggregate, account for more than 10% of its consolidated revenues, assets or earnings;

(iii)
all of the issued and outstanding securities of all of the Corporation's subsidiaries, including the Material Subsidiaries other than SpectrumGold Inc., are fully paid and non-assessable and legally and beneficially owned directly or indirectly by the Corporation and all such securities are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of any of the Corporation's subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the Corporation's subsidiaries;

(iv)
the Corporation has full power and authority to issue the securities comprising the Purchased Units and the Over-Allotment Units and to grant the Over-Allotment Option and, at the Closing Date, the Shares forming part of the Purchased Units and the Over-Allotment Units will be duly and validly authorized, allotted and reserved for issuance and the Common Share Purchase Warrants will be duly created and issued and, upon receipt of the purchase price for the Units (and, in the case of the Common Share Purchase Warrants, due exercise in accordance with the terms thereof), all Shares forming part of or issuable pursuant to the Offered Units will be duly and validly issued as fully paid and non-assessable;

(v)
neither of the Corporation nor any of its subsidiaries is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Corporation and the transactions contemplated hereby do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under any term or provision of the memorandum, articles or resolutions of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Corporation is a party or by which the Corporation is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries (taken as a whole);

(vi)
the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Corporation and this agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to the usual qualifications including that:

	(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

	(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(vii)
there has not been any material adverse effect with relation to the Corporation from the position set forth in the Financial Statements except as contemplated by the Prospectuses and there has not been any material adverse effect with relation to the Corporation since November 30, 2002 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the Corporation which have not been disclosed in the Prospectuses;

(viii)
the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Corporation as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(ix)	there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Corporation;

(x)
no authorization, approval, registration, qualification or consent of any court, governmental authority or agency, stock exchange, Securities Commission or other regulatory body or third party is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Units hereunder, except:

	(A)	those which have been obtained;

	(B)	those as may be required (and will be obtained prior to the Closing Time) under the Applicable Securities Laws; or

	(C)	those which have not been obtained and would not result in a material adverse effect on the Corporation;

(xi)
there are no actions, suits, proceedings or inquiries pending or (as far as the Corporation is aware) threatened against or affecting the Corporation or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affect, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation or which affect or may affect the distribution of the securities comprising the Offered Units;

(xii)
each of the Corporation and its Material Subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licenses, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses (including the AIF), including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party;

(xiii)
except as disclosed in the S&W Report and except for such non-compliance, proceedings, orders or directives as would not have a material adverse effect on the Corporation: (A) each of the Corporation and its subsidiaries is and has been in compliance with all Environmental Laws; (B) each of the Corporation and its subsidiaries has all material Environmental Permits necessary to operate its businesses in compliance with all applicable Environmental Laws and all such Environmental Permits are valid and in full force and effect; (C) each of the Corporation and its subsidiaries has not been charged with or convicted of an offence for non-compliance with any Environmental Laws and has not received any written notice or claim related to any breach or alleged breach of Environmental Laws; (D) there has been no Release of any Contaminants at, on, under, to or from any property or facility used by the Corporation or its subsidiaries, any property adjacent to such properties or facilities, or otherwise in connection with the business of the Corporation and its subsidiaries, except where such Release is in compliance with Environmental Laws; (E) no proceeding is pending or threatened to revoke or limit any Environmental Permits; (F) there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the assets of the Corporation or its subsidiaries nor has any notice of the same been received from any person; and (G) each of the Corporation and its subsidiaries has made, or will prior to the Closing make, available or provided to the Underwriters true copies of all material documents, information, reports, assessments, audits, correspondence relating to the Environment with respect to and in the possession of each of the Corporation and its subsidiaries;

(xiv)
except as ordinarily or customarily required by applicable Environmental Permits, none of the Corporation or its subsidiaries has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any of the Environmental Laws except where such action would not have a material adverse effect on the Corporation. None of the Corporation or any of its subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites except where such inquiries would not have a material adverse effect on the Corporation;

(xv)
to the best of the Corporation’s knowledge, each of the Material Agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the usual qualifications including that:

	(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

	(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court,

and the Corporation and each of its subsidiaries, as applicable, is in compliance with the terms of such Material Agreements to which it is a party and the Corporation is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xvi)
other than the Material Agreements, there are no agreements, contracts or understandings the loss of which would have a material adverse effect on the Corporation or is otherwise material to the business of the Corporation and its subsidiaries, taken as a whole;

(xvii)
the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xviii)
the authorized and issued share capital of the Corporation consists of 100,000,000 Shares of no par value and 10,000,000 preferred shares of no par value of which 42,934,553 Shares were issued and outstanding as fully paid and non-assessable as at September 12, 2003. Other than stock options convertible into an aggregate of 4,450,500 Shares and warrants convertible into an aggregate of 4,271,080 Shares, there are no outstanding rights to acquire, or securities convertible into, Shares;

(xix)
no Securities Commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Corporation and no proceedings, investigations or inquiries for such purpose are pending or contemplated or threatened;

(xx)
Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, Toronto and Halifax is the duly appointed registrar and transfer agent of the Corporation with respect to its Shares;

(xxi)
the minute books and corporate records of the Corporation and its Material Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and its subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and its subsidiaries;

(xxii)
other than as provided for in this agreement, neither the Corporation nor any of its subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxiii)	the issued and outstanding Shares are listed and posted for trading on the Exchange;

(xxiv)
the Corporation is a “reporting issuer” in the provinces of Alberta, British Columbia, Newfoundland and Labrador, Nova Scotia, Ontario, Québec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the province of Manitoba and is not in default of any requirement of the Applicable Securities Laws in any material respect;

(xxv)
the Corporation is not aware of any defects, failures or impairments in the title of the Corporation or any of its subsidiaries to its assets or those of its subsidiaries whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on the Corporation;

(xxvi)
to the knowledge of the Corporation, the Corporation has good and marketable title to its properties and assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind except as described in the Prospectuses;

(xxvii)
the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been or will be taken by the Corporation to authorize the execution and delivery by it of the Prospectuses;

		(xxviii)	the attributes and characteristics of the securities comprising the Offered Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses; and

(xxix)
except for the 2001 and 2002 tax returns for Alaska Gold Company and NovaGold Resources Alaska, Inc., each of the Corporation and its Material Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by each of them, each has paid all taxes due and payable by it and each has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and its subsidiaries and, to the best of the knowledge, information and belief of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

	(c)	The Corporation covenants and agrees that the net proceeds of the issue and sale of the Offered Units will be used as described in the Prospectuses.

8.	Indemnity

(a)
The Corporation shall indemnify and save harmless each of the Underwriters and its affiliates, shareholders, directors, officers, employees and agents (collectively the “Indemnified Parties” and each, an “Indemnified Party”) from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively “Proceedings”) and all losses (other than loss of profits in connection with the distribution of the Offered Units), expenses, fees, damages, obligations, payment and liabilities (collectively “Liabilities”), including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred, which now or any time hereafter exist by reason of any event, act or omission in any way connected, directly or indirectly, with:

(i)
any misrepresentation or untrue statement or alleged misrepresentation or alleged untrue statement, except a misrepresentation or untrue statement relating solely to the Underwriters, contained in any of the Prospectuses or the Documents or in any information, data, opinion, advice, representation or statement provided or made to the Underwriters by or on behalf of the Corporation or any public document filed with any regulatory authority or otherwise disseminated by or on behalf of the Corporation, or in any amendment or supplement thereto;

	(ii)	any breach by the Corporation of any term of or any representation or warranty in this Agreement or of any agreement or instrument relating to the transactions contemplated by this Agreement;

(iii)
any breach or violation or any alleged breach or violation of any applicable law or statute or any rule, regulation, policy, order or ruling made thereunder, whether in force in Canada or elsewhere, resulting from any action taken or omitted to be taken by the Corporation or any of its directors, officers, agents or employees, as the case may be; or

(iv)
any order made or any inquiry, investigation or other proceeding announced, instituted or threatened by any securities or other regulatory authority or stock exchange, preventing, prohibiting, restricting or making impractical the completion of the transactions contemplated by this Agreement including, without limitation, the trading in any of the Qualifying Provinces in, or distribution to the public in any of the Qualifying Provinces of, any of the securities of the Corporation being offered under this Agreement, provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted from the negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity, this indemnity shall not apply.

(b)
The Corporation waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(c)
If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such

Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expense of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

(d)
In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof but the fees and disbursements of such counsel shall be at its expense unless:

(i)
the Indemnified Party reasonably determines that there are legal defences available to the Indemnified Party that are different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(ii)
the Corporation has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within a reasonable period of time after receiving notice thereof; or

	(iii)	employment of such other counsel has been authorized by the Corporation;

in which event the fees and disbursements of such counsel shall be paid by the Corporation.

(e)
No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Corporations and the Corporations shall not be liable for any settlement of any Proceeding made without their consent, such consent not to be unreasonably withheld.

(f)
The rights to contribution provided in section 9 below shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity. The Corporation waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Corporation has agreed to indemnify the Indemnified Parties hereunder.

(g)
Each of the Underwriters shall act as trustee for its affiliates, shareholders, directors, officers, employees and agents of the covenants of the Corporation under this section 8 and section 9 with respect to such persons and accepts the trust and shall hold and enforce the covenants on behalf of such persons.

(h)
If any Proceeding is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, it will have the right to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

(i)
The obligations under this indemnity shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

9.

Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

	(a)	in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(b)
if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied by or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by the Corporation as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Corporation in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

The Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount of the Underwriting Fee actually received by the Underwriters under section 2.

10.

Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Units shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Preliminary Prospectus, the Prospectus, the U.S. memorandum, any Supplementary Material and the “greensheet” and the delivery thereof to the Underwriters, the fees and expenses of the Underwriters’ and the Corporation's counsels, the fees and expenses of agent counsel retained by the Corporation or the Corporation's counsel, the fees and expenses of the Corporation's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

11.	Termination If at any time prior to the closing of the offering contemplated hereby:

(a)
there shall have occurred any adverse material change in the business affairs of the Corporation or change in a material fact or a development that could result in an adverse material change in the business affairs of the Corporation; or

(b)
there shall have occurred any change in the applicable securities laws of any province of Canada, or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding or order based upon activities of the Underwriters and not upon activities of the Corporation);

which, in the reasonable opinion of any of the Underwriters, prevents or restricts trading in or the distribution of the Corporation's securities or has or would be expected to have a significant adverse effect on the market price or value of or investment quality or marketability of the Corporation's securities; or

(c)
if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of any of the Underwriters, seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole; or

	(d)	a cease trading order is made by any Securities Commission or other competent authority and such cease trading order is not rescinded within 48 hours;

each Underwriter shall be entitled, at its respective option, to terminate and cancel its obligations to the Corporation under the Underwriting Agreement without liability by written notice to that effect given to the Corporation prior to the Closing Time. In the event of any such termination pursuant to the provisions of this section (or any termination pursuant to the provisions of this Agreement) by one of the Underwriters, each of the other Underwriters shall be deemed contemporaneously to have terminated its obligations under this Agreement unless any such other Underwriter shall, within 24 hours after notice of termination is given, notify the Corporation to the effect that it is assuming the obligations of the Underwriters terminating their obligations. In the event of any such termination, the Corporation's obligations to the Underwriters who have so terminated shall be at an end except for any liability of the Corporation specifically provided for in this Agreement.

The rights of the Underwriters to terminate their obligations hereunder in addition to, and without prejudice to, any of the remedies they may have.

12.

Closing Documents

The obligations of the Underwriters hereunder as to the Offered Units to be purchased at the Closing Time shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time, true and correct in all material respects, the Corporation having performed, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a)
favourable legal opinions of the Corporation's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Corporation and the transactions contemplated hereby, including, without limitation, that:

(i)
each of the Corporation and its Material Subsidiaries has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own, lease and operate its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(ii)
the Corporation is the registered and legal holder of all issued and outstanding shares of the Material Subsidiaries, other than SpectrumGold Inc. of which it holds 59.17% of the issued and outstanding Shares, all of which such shares have been duly authorized and validly issued as fully paid and non-assessable;

(iii)
the Corporation has all necessary corporate power and authority to enter into this Agreement and the Common Share Purchase Warrant Indenture and to perform its obligations set out herein and therein, and each of this Agreement and the Common Share Purchase Warrant Indenture has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(iv)
the execution and delivery of this Agreement and the Common Share Purchase Warrant Indenture and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the memorandum, articles or resolutions of the directors or shareholders of the Corporation, as applicable, or any Material Agreements;

(v)	the Shares forming part of the Offered Units have been duly and validly created, allotted and issued as fully paid and non-assessable Shares of the Corporation;

(vi)
the Common Share Purchase Warrants comprising part of the Offered Units have been duly and validly created and issued, and the Warrant Shares have been allotted for issuance and will be validly issued as fully paid and non-assessable Shares upon exercise of the Common Share Purchase Warrants forming part of the Offered Units in accordance with the terms of the Common Share Purchase Warrant Indenture;

(vii)	the securities comprising the Offered Units are eligible investments under the statutes set out under the heading “Eligibility for Investment” in the Prospectuses;

(viii)
all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the securities comprising the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

	(ix)	the Corporation is a “reporting issuer” not in default of any requirement of the Securities Act (British Columbia) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

	(x)	the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

	(xi)	the Shares forming part of the Offered Units and the Shares issuable upon the exercise of the Common Share Purchase Warrants are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

	(xii)	Computershare Trust Company of Canada, at its principal offices in Halifax, Vancouver and Toronto has been duly appointed the transfer agent and registrar for the Shares and the Common Share Purchase Warrants (including the Shares forming part of the Offered Units and those issuable upon exercise of the Common Share Purchase Warrants); and

	(xiii)	to such counsel's knowledge, there are no legal or governmental proceedings pending or threatened to which any of the Corporation or its subsidiaries is a party or to which any of their properties is subject that are required to be described in the Prospectus and are not so described, and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which relate to the Corporation and the Shares, including the issuance of the Offered Units;

(b)
a legal opinion, dated the Closing Date, from Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel to the Corporation, to the effect that registration of the Units, Shares or Common Share Purchase Warrants will not be required under the United States Securities Act of 1933, as amended, in connection with the sale by the Corporation of the Offered Units to the Underwriters, the public offering by the Underwriters of a portion of the Offered Units in Canada or the initial resales of a portion of the Offered Units by U.S. registered broker-dealer affiliates of the Underwriters within the United States in accordance with the terms set out in Schedule “A” attached hereto, it being understood that such counsel need not express any opinion with respect to any subsequent resale of the Units, Shares or Common Share Purchase Warrants;

(c)
a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on behalf of the Corporation by the Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

		(i)	the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time, as applicable;

		(ii)	the representations and warranties of the Corporation set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

		(iii)	no event of a nature referred to in subsection 11(a), (b) or (d) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

(d)
a comfort letter of the Corporation's auditors, addressed to the Underwriters and dated the Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in subsection 4(c) up to the Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(e)
evidence satisfactory to the Underwriters that the Shares (including the Warrant Shares) comprising part of the Offered Units have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date and shall be posted for trading as at the opening of business on the Closing Date;

	(f)	directors' and officers' questionnaires duly completed by the Corporation's directors and senior officers in a form satisfactory to the Underwriters and Underwriters' counsel, acting reasonably; and

	(g)	such other certificates and documents as the Underwriters may request, acting reasonably.

13.	Deliveries

(a)
The sale of the Purchased Units shall be completed at the Closing Time at the offices of the Underwriters’ counsel in Vancouver, British Columbia or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Corporation by way of a wire transfer to an account identified by the Corporation at least one Business Day prior to the Closing Date or such other manner agreed to by the Corporation and the Underwriters in the amount of the sum of $23,750,000 in respect of the Purchased Units against delivery by the Corporation of:

		(i)	the opinions, certificates and documents referred to in section 12; and

(ii)
definitive certificates representing, in the aggregate, all of the Shares and Common Share Purchase Warrants comprised in the Purchased Units registered in the name of Salman Partners Inc. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time.

	(b)	The sale of the Over-Allotment Units, if applicable, shall be completed at the offices of the Underwriters’ counsel in Vancouver, British Columbia or at such other place as the Corporation and the Underwriters may agree, on the Closing Date and at the Closing Time. Subject to the conditions set forth in section 12, the Underwriters, at the Closing Time, shall deliver to the Corporation in the manner specified under subsection (a) above in the amount of $5.00 per Over-Allotment Unit agreed to be purchased by the Underwriters from the Corporation pursuant to their exercise of the Over-Allotment Option, against delivery by the Corporation of:

(i) the opinions, certificates and documents referred to in section 12; and

(ii)
definitive certificates representing in the aggregate, all of the Shares and Common Share Purchase Warrants comprised in the Over-Allotment Units registered in the name of Salman Partners Inc. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time.

14.

Restrictions on Offerings

The Corporation agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell, or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction is settled by delivery of Shares, or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the prior consent of Salman Partners Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld; provided that the foregoing will not restrict the Corporation from granting options pursuant to its existing stock option plan as approved by shareholders, or issuing Shares pursuant to options to purchase Shares outstanding under the stock option plan, or issuing Shares pursuant to warrants to purchase Shares outstanding as of the date hereof.

15.

Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to c/o Rick Van Nieuwenhuyse, at the above address, Fax No. (604) 669-6272 with a copy to:

Patterson Palmer 1600 – 5151 George Street Halifax, Nova Scotia B3J 2N9 Attention: Janice Stairs Fax No.: (902) 429-5215

and, in the case of notice to be given to the Underwriters, be addressed to:

Salman Partners Inc.
2230 – 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention: Alan C. Herrington
Fax No.: (604) 685-2471

Canaccord Capital Corporation

Attention: James M. Brown
Fax No.: (604) 643-7606

BMO Nesbitt Burns Inc.

Attention: Graeme N. Falkowsky
Fax No.: (604) 443-1408

First Associates Investments Inc.

Attention: Patrick S. Leung
Fax No.: (416) 864-9151

with a copy to:

Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V7X 1T2 Attention: Eric Doherty Fax No.: (604) 687-1415

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)
a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)	a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.

Conditions

All terms, covenants and conditions of this agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17.

Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the securities comprising the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.	Several Liability of Underwriters The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

	(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Units set forth opposite their names set forth in this section 18; and

(b)
if an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Offered Units which that Underwriter has agreed to purchase under this Agreement (other than in accordance with sections 11 and 16) (the “Defaulted Units”), Salman Partners Inc. may delay the Closing Date for not more than five days and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Units pro rata according to the number of Offered Units to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Units to be purchased by the Refusing Underwriter(s) does not exceed 10% of the Offered Units, the Continuing Underwriters will be obligated to purchase the Defaulted Units on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Units to be purchased by Refusing Underwriters exceeds 10% of the Offered Units, the Continuing Underwriters will not be obliged to purchase the Defaulted Units and, if the Continuing Underwriters so not elect to purchase the Defaulted Units:

		(i)	the Continuing Underwriters will not be obliged to purchase any of the Offered Units;

(ii)	the Corporation will not be obliged to sell less than all of the Offered Units; and

(iii)	the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of sections 8, 9 and 10.

Nothing in this section obliges the Corporation to sell under this Agreement less than all the Offered Units or will relieve from responsibility to the Corporation under this Agreement any Underwriter that has defaulted in its obligation to purchase its applicable percentage of the aggregate number of Offered Units to be sold hereunder.

The applicable percentage of the total number of Offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Salman Partners Inc.	45%
Canaccord Capital Corporation	35%
BMO Nesbitt Burns Inc.	10%
First Associates Investments Inc.	10%

Salman Partners Inc. shall be entitled to a step-up fee of 5% of the Underwriting Fee. The Underwriters acknowledge that the step-up fee shall not increase the amount of the Underwriting Fee paid by the Corporation to the Underwriters hereunder.

Nothing in this agreement shall obligate the Corporation to sell the Underwriters less than all of the Purchased Units or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Corporation of its obligations under this agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under section 8, 9 or 10.

19.

Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Salman Partners Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, Salman Partners Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.	Underwriters' Covenants

	(a)	Each of the Underwriters covenants and agrees with the Corporation that it will:

(i)
conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all the Applicable Securities Laws and applicable securities laws in the United States and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

(ii)
not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces or, subject to subsection 20(c), in other jurisdictions outside of Canada; and

(iii)
as soon as reasonably practicable after the Closing Date provide the Corporation with a breakdown of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Corporation notice to that effect, if required by Applicable Securities Laws.

(b)
For the purposes of this section 20, the Underwriters shall be entitled to assume that the Offered Units may be lawfully offered for sale and sold in the Qualifying Provinces if the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions, provided the Underwriters do not have actual knowledge, and have not been notified in writing by the Corporation, of any circumstances that would legally prohibit such distribution.

(c)
The Underwriters shall be entitled to offer the Offered Units to certain purchasers in the United States in accordance with the terms set out in Schedule "A" attached hereto, which terms, and the representations, warranties and covenants set out in such Schedule, shall and shall be deemed to be incorporated by reference into and form part of this agreement.

	(d)	No Underwriter will be liable to the Corporation under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

21.

Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.

Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23.

Stabilization

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24.	Governing Law This agreement shall be governed by and construed in accordance with the laws of the Province of Nova Scotia and the laws of Canada applicable therein.

25.	Time of the Essence Time shall be of the essence of this agreement.

26.

Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27.

Further Assurances

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

28.	Entire Agreement It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Salman Partners Inc.

SALMAN PARTNERS INC.

By: (signed) Alan C. Herrington
Alan C. Herrington

CANACCORD CAPITAL CORPORATION

By: (signed) James M. Brown
James M. Brown

BMO NESBITT BURNS INC.	FIRST ASSOCIATES INVESTMENTS INC.

By: (signed) Graeme N. Falkowsky	By: (signed) Patrick S. Leung
Graeme N. Falkowsky	Patrick S. Leung

ACCEPTED AND AGREED to as of the 15th
day of September, 2003.

NOVAGOLD RESOURCES INC.

By: (signed) Rick Van Nieuwenhuyse
        Name: Rick Van Nieuwenhuyse
        Title:   President, Chief Executive Officer and
                    Director

By: (signed) R.J. (Don) MacDonald
        Name: R.J. (Don) MacDonald
        Title:   Senior Vice President and
                    Chief Financial Officer

SCHEDULE “A”

TERMS AND CONDITIONS FOR
UNITED STATES OFFERS AND SALES

This is Schedule “A” to the Underwriting Agreement among Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc., First Associates Investments Inc. and NovaGold Resources Inc. made as of September 15, 2003.

               As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units, the Common Shares, the Common Share Purchase Warrants or the Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

“Qualified Institutional Buyer” means a qualified institutional buyer as that term is defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Memorandum” shall have the meaning set forth in Section 7 hereto;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

               Each Underwriter acknowledges that the Offered Units, the Common Shares, the Common Share Purchase Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Units, the Common Shares, the Common Share Purchase Warrants or the Warrant Shares.

Each Underwriter represents to and agrees with the Corporation that:

1.
It is aware and understands that the Offered Units, the Common Shares, the Common Share Purchase Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) in an offshore transaction to a purchaser that is not a U.S. Person in accordance with Rule 903 of Regulation S or (b) in the United States or to a U.S. Person in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each of its U.S. broker-dealer affiliate and each Selling Dealer Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each Selling Dealer Group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and Selling Dealer Group member.

3.
All offers and sales of Offered Units in the United States or to U.S. Persons shall be made through the Underwriters' U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4.
Offers and sales of Offered Units in the United States or to U.S. Persons shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.
Offers to sell and solicitations of offers to buy the Offered Units shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Units by the Underwriter's U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Units will be deemed to have represented and agreed as provided in paragraphs 7(A) through (L) below (to the extent such representations are applicable to the purchaser concerned).

6.
All purchasers of the Offered Units in the United States and purchasers that are U.S. Persons shall be informed by the Underwriters' U.S. registered broker-dealer affiliate that the Offered Units, the Common Shares, the Common Share Purchase Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and the Offered Units are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7.

Each offeree in the United States and each offeree that is a U.S. Person has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the “U.S. Memorandum”) including the English language version of the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser in the United States will have received at or prior to the time of purchase of any Offered Units the U.S. Memorandum including the English language version of the Prospectus. The U.S. Memorandum shall set forth the following:

“The Units, Common Shares, Warrants and common shares issuable upon the exercise of the Warrants have not been and will not be registered under the 1933 Act and, subject to certain exceptions, may not be offered or sold within the United States or to U.S. Persons. Each Underwriter has agreed that it will not offer or sell the Units within the United States, except in accordance with Rule 144A under the 1933 Act. In addition, until 40 days after the commencement of the offering of Units pursuant to the Canadian Prospectus, an offer or sale of the Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A. Each purchaser of Units is hereby notified that the offer and sale of Units to it is being made in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 144A thereunder.

Each U.S. purchaser will, by its purchase of such Units, be deemed to have represented, warranted and agreed for the benefit of the Corporation, the Underwriters and the U.S. Affiliates as follows:

	(A)	it is authorized to consummate the purchase of the Units;

(B)
it is aware that the Units, Common Shares, Warrants and common shares issuable upon the exercise of the Warrants have not been and will not be registered under the 1933 Act and that the offer and sale of Units to it are being made in reliance on Rule 144A;

(C)
it is a Qualified Institutional Buyer and is acquiring the Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Units, Common Shares or Warrants in violation of United States federal or state securities laws;

(D)
it acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(E)
it understands that if it decides to offer, sell or otherwise transfer any of the Common Shares, Warrants or common shares issuable upon the exercise of the Warrants, such securities may be offered, sold or otherwise transferred only (a) to the Corporation; (b) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with applicable Canadian local laws and regulations; or (c) in the case of the Common Shares and common shares issuable upon the exercise of the Warrants, within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (ii)  the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws of the United States;

(F)
its understands that it may not exercise the Warrants unless it signs and delivers to the Corporation a letter confirming its status as an “institutional” accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) under the 1933 Act, a copy of which is attached to the certificate representing the Warrants;

(G)
it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Common Shares and the common shares issuable upon the exercise of the Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOVAGOLD RESOURCES INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT”.

provided, that if any such securities are being sold under paragraph 7(E)(b) above, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, any such legend may be removed (or, in the case of Warrants, replaced with another legend as set forth in the certificate representing the Warrants) by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, as set forth in Exhibit A hereto (or as the Corporation may prescribe from time to time); and provided, further, that, if any such Common Shares or common shares issuable upon the exercise of the Warrants are being sold under paragraph 7(E)(c)(ii) above, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws;

(H)
it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Units, Common Shares, Warrants or common shares issuable upon the exercise of the Warrants in the United States;

(I)
it acknowledges that it has received a copy of the U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Units and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Units;

(J)
it understands and acknowledges that the Corporation (i) is not obligated to remain a “foreign issuer” within the meaning of Regulation S, (ii) may not, at the time the Common Shares, Warrants or common shares issuable upon the exercise of the Warrants are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer;

(K)
it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares, Warrants or common shares issuable upon the exercise of the Warrants in order to implement the restrictions on transfer and exercise set forth and described herein; and

(L)
it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Units.”

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8.
Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9.
At closing, the Salman Partners Inc., together with its U.S. affiliate selling Offered Units in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States and to U.S. Persons.

Representations, Warranties and Covenants of the Corporation The Corporation represents, warrants, covenants and agrees that:

10.
(a) The Corporation is a “foreign issuer” within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units, Common Shares or Warrants; (b) the Corporation is not now and as a result of the sale of Offered Units contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (c) none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States; and (d) none of the Offered Units, Common Shares nor the Warrants are, and as of the Time of Closing will be, and no securities of the same class as the Offered Units, Common Shares or the Warrants are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

11.
For so long as any of the Common Shares, Warrants or common shares issuable upon the exercise of the Warrants are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Common Shares, Warrants or common shares issuable upon the exercise of the Warrants, or to any prospective purchaser of such Common Shares, Warrants or common shares issuable upon the exercise of the Warrants designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent for Common Shares and Warrants of NovaGold Resources Inc.
Toronto, Ontario

               The undersigned (a) acknowledges that the sale of the securities of NovaGold Resources Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________________________	By: ____________________________________
Name:
Title:

EXHIBIT B
UNDERWRITERS’ CERTIFICATE

               In connection with the private placement in the United States of the Units (the “Securities”) of NovaGold Resources Inc. (the “Corporation”) pursuant to the Underwriting Agreement dated September 15, 2003 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned, on behalf of the several Underwriters and their respective U.S. registered broker-dealer affiliates, does hereby certify as follows:

(i)
each U.S. registered broker-dealer affiliate of each Underwriter is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be effected by each U.S. registered broker-dealer affiliate in accordance with all U.S. broker-dealer requirements;

(ii)
each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian preliminary and final prospectus dated September 16 and I, 2003, respectively, and the documents incorporated by reference therein for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii)
immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the “U.S. Securities Act”)) and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv)
we did not engage and will not engage in Directed Selling Efforts and no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used or will be used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v)	the offering of the Securities has been and will be conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

               Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of ___________ , 2003.

•

By: ____________________________________
         Name:
         Title: